Exhibit 99.1

Platinum Analytics Cayman Limited Announces Nasdaq Hearings Panel Delisting Decision

Singapore, September 26, 2026 — Platinum Analytics Cayman Limited (the “Company” or “PLTS”), a software developer specializing in the provision of FX trading software development solutions, data analytics solutions and technology development solutions to financial institutions with a strategic focus on serving Asia and other emergent markets, today announced that on September 21, 2026, it received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Nasdaq Hearings Panel (the “Panel”) had denied the Company’s request to reinstate trading on Nasdaq and determined to delist the Company’s securities (the “Panel Decision”).

As previously disclosed, the Company received a Staff Delisting Determination from Nasdaq’s Listing Qualifications Department pursuant to Nasdaq Listing Rule IM-5101-4. The Company appealed that determination by requesting a hearing before the Panel pursuant to Nasdaq Listing Rule 5815. Following a hearing held on August 18, 2026, the Panel affirmed Nasdaq Staff’s determination to delist the Company’s securities.

The Panel based its decision principally on trading activity indicative of potential manipulation and the Company’s failure to demonstrate sufficient liquidity to support a fair and orderly market. However, the Panel was unpersuaded by Staff’s arguments concerning the Company’s professional advisors, finding that their prior involvement with other companies that had experienced trading halts, anomalous trading or FINRA enforcement matters did not, standing alone, constitute valid grounds for delisting. The Panel also found that the residence of the Company’s chief executive officer in Singapore did not support delisting. Trading in the Company’s securities was suspended at the opening of trading on September 23, 2026.

The Company intends to request that the Nasdaq Listing and Hearing Review Council review the Panel Decision pursuant to Nasdaq Listing Rule 5820. A request for review by the Listing and Hearing Review Council will not stay the suspension of trading in, or the delisting of, the Company’s securities. There can be no assurance that the Company’s request for review will be successful or that trading in the Company’s securities will resume on Nasdaq.

About Platinum Analytics Cayman Limited

Established in 2017 in Singapore, Platinum Analytics Cayman Limited, through its wholly-owned Singapore subsidiary, Platinum Analytics Singapore Pte. Ltd., develops FX trading software, data analytics, and technology solutions for financial institutions, focusing on Asia and other emergent markets. Supported by the Monetary Authority of Singapore (MAS), it addresses rapid growth in currency trade volumes, complex cross-border transactions, and emerging market volatility.

The Company operates the Platinum ECN spot FX trading platform for institutional and enterprise clients. Its products – Platinum AI, Platinum ECN, and Platinum Smart Trade – deliver scalable, flexible, AI-driven, low-latency trading and analytics. For more information, please visit: www.platinumanalytics.net.

Forward-Looking Statement

This press release contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this press release. The Company does not intend to revise or update any forward-looking statement in this press release as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

International Elite Capital

Annabelle Zhang

Email: management@iecapitalusa.com

646-866-7928